HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT

                  501 SOUTH JOHNSTONE, SUITE 501

  TELEPHONE  (918) 336-1773

ZACHARY HYDEN

BARTLESVILLE, OKLAHOMA 74003

  FACSIMILE  (918) 336-3152

-------------------------------------------

  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

January 29, 2007

Nili Shah

Accounting Branch Chief

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB/A#1 for Fiscal Year Ended June 30, 2005

Filed November 1, 2006

Form 10-KSB/A#1 for Fiscal Year Ended June 30, 2006

Filed November 2, 2006

File No. 000-29746

Mr. Shah:

I am counsel for Innova Pure Water, Inc. and am in receipt of your letter dated November 27, 2006, regarding the referenced filings.  The Company’s responses to your questions are as follows:

1.

Please submit a response on EDGAR to our comment letter dated August 24, 2006.

Response: The Company submitted a response on Edgar to the August 24, 2006 comment letter on January 19, 2007.

2.

As previously requested on March 21, 2006, please file the financial statements of DesertView and Numera in accordance with Rule 3-05 of Regulation S-X. We note under Item 9.01 of the Form 8-K filed on July 1, 2005 that the financial statements of DesertView and Numera would be filed as an amendment to this Form 8-K. Note that Item 9.01(4) of the Form 8-K rules requires these financial statements to be filed no later than 71 calendar days after the date that the initial report on Form 8-K must be filed. We may have further comments once you have filed these financial statements.

Response:   The field work for the audit Innova Systems, Inc. (formerly Numera Software Corporation) has been completed.  Our auditors, Turner, Stone & Company, LLP, are in the process of completing their work papers and review, and we expect to file this Form 8K by March 31, 2007.  The audit of DesertView Management Systems, Inc. is in process, and should be completed so that this Form 8K can be filed by April 30, 2007.

3.

We note that you filed your amended Form 10-KSB for the fiscal year ended June 30, 2005 on November 1, 2006 to restate for the reverse merger between the Company and Numera. Please file your amended Form 10-QSB for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006 to restate for the reverse merger. In addition, please ensure your amended Form 10-QSB for the quarter ended March 31, 2006 addresses our comment 2 in our letter dated August 24, 2006. We may have further comments once you have filed these amended filings

Response: The Restated Form 10QSB for September 30, 2005 has been completed and is being reviewed by Turner, Stone & Company, LLP.  We expect to file it by March 15, 2007.  The 10QSB for December 31, 2005 is in process, and should be completed, reviewed and filed by March 23, 2007.  The 10QSB for March 31, 2006 is expected to be completed and filed by March 30, 2007.

Report of Independent Registered Public Accounting Firm

4.

We note that your independent registered public accounting firm, Turner, Stone & Company, dual dated their report included in your Form 10-KSB/A in response to your restatement for the reverse merger with Numera. We further note that Turner, Stone & Company's report included in your Form 10-KSB/A now covers the two years ending June 30, 2005 whereas the Form 10-KSB for June 30, 2005 only covered the period ending June 30, 2005. Please tell us how your accountants determined that dual dating their report included in your Form 10-KSB/A is appropriate and in accordance with AU Section 530 of the Miller GARS Practice Manual.

Response:  When the original Form 10K was filed, Turner Stone issued their audit report only on the June 2005 year; the year June 2004 was previously audited and filed by the former accountants, Penders and Newkirk.  This 2004 audit covered the books and records of Innova Pure Water, Inc. only.  Therefore, the original 2005K contained two audit reports, one from each firm for the year they audited (Turner audited Innova for 2005, and Penders audited Innova for 2004).  In the restated financials, with Numera as the acquiring entity for accounting purposes, the financials for Innova were no longer included.  Therefore, the Penders Newkirk audit report was removed from the restated filing.  Also, Turner was required to conduct an audit of Numera for 2004 and 2005, and include both years in the audit report, hence the condition where Turner Stone reported on only one year in the original filing, but reported on two years in the restated filing.  As to the issue of the dual dating, the auditors original report was dated on September 30, 2005, and as no additional work was done in relation to the financial statements included in the original 2005 Form K, that date, representing the completion of adequate work to enable rendering of an opinion, remained unchanged in the restated 2005 Form K audit report.  However, the new work required to accomplish the restatement, specifically the audit of the Numera financials, was completed on October 30, 2006, which date was shown on the audit report as the date of completion of the “restatement” work referred to in the audit report.  The Company believes this treatment is appropriate in accordance with AU Section 530 of the Miller GAAS Practice Manual.

302 Certifications (Exhibit 31.1 & 31.2)

5.

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures "within 90 days prior to the filing date of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." See also paragraph 4(b) of Exhibits 31.1 and 31.2. We note similar disclosure in the certification included as an exhibit to your Form 10-KSB/A for June 30, 2006. Please revise both filings accordingly.

Response:  The CEO and the CFO of the Company have a scheduled meeting with representatives of Turner Stone on March 9, 2007, to review Form 10KSB/A#1 for years ended June 30, 2005 and 2006 to determine whether an error was made in reference to the date of the effectiveness of internal controls.  If the Company, in conjunction with the auditors, determine that the filing is in error and a correction must be filed, an amended Form KSB/A#2 will be filed by March 13, 2007.

6.

Your disclosure also provides that your principal executive and financial officers evaluated the effectiveness of your disclosure controls and procedures "(as defined in the Securities Exchange Act of 1934 Rules 13a-14 and 15d-14)." However, Exchange Act Rules 13a-15(e) and 15d-15(e) define disclosure controls and procedures. Revise your citation in certifications filed as exhibits to both your Form 10-KSB/A for June 30, 2005 and 2006 to reference the correct rules.

Response: The Company cited the wrong reference. The Company will revise the Form 10-KSB/A for June 30, 2005 and 2006 to reflect the correct rules.

Form 10-KSB/A#1 for the Fiscal Year Ended June 30, 2006 General

7.

Please tell us and disclose in an explanatory note at the beginning of your filing the reasons for the amended filing.

Response: On November 1, 2006, we filed the 10K restated for 2005.  Subsequently, on November 1, 2006 we filed the 10K for 2006. However, immediately after filing the 10K for 2006, we noticed that the wrong 32.2 exhibit was attached.  On November 2, 2006, we filed the 10K/A with the correct exhibit 32.2 attached.

Statements of Cash Flows

8.

We note that your statement of cash flows for the year ended June 30, 2006 does not appear to foot accordingly. Specifically, your net loss and activity in operating activities do not appear to sum to your net cash provided by operating activities balance. In addition, we note in your related party transactions footnote that that Filmbanc, Inc. advanced cash to you and made payments directly to vendors for the Company for a total amount of $273,500, of which you repaid $45,600 as of June 30, 2006. Please tell us how you have accounted for and presented these transactions with Filmbanc, Inc. in your statement of cash flows.

Response:  The CEO and the CFO of the Company have a scheduled meeting with representatives of Turner Stone on March 9, 2007, to review Form 10KSB/A#1 for years ended June 30, 2006 to determine whether an error was made in reference to the presentation of the Statement of Cash Flows.  If the Company, in conjunction with the auditors, determine that the filing is in error and a correction must be filed, an amended Form KSB/A#2 will be filed by March 13, 2007

3. Capitalized Software Development Costs

9

We note your current classification of amortization expense for capitalized software costs within operating expenses. Your disclosure of these costs should comply with the guidance outlined in Question 17 of the SFAS 86 Implementation Guide. Reclassify the amortization of capitalized software costs to cost of sales accordingly.

Response: The CEO and the CFO of the Company have a scheduled meeting with representatives of Turner Stone on March 9, 2007, to review Form 10KSB/A#1 for years ended June 30, 2006 to determine whether an error was made in reference to the placement of amounts for amortization of software development costs. The company will reclassify the amortization of capitalized software costs to cost of sales accordingly in the refilled 10KSB/A #1 for years ended June 30, 2006.

Revenue Recognition

10.

We note that your three reportable segments generate revenue through accounting software systems, designing, developing, manufacturing, and marketing unique consumer water filtration and treatment products, and provide professional management consulting and IT services. Please expand your revenue recognition policy to discuss your policy for each of your three separate revenue streams, specifically address how your software sales complies with SOP 97-2.

Response: The CEO and the CFO of the Company have a scheduled meeting with representatives of Turner Stone on March 9, 2007, to review Form 10KSB/A#1 for years ended June 30, 2006 to determine whether an error was made in reference to the presentation of the revenue recognition policy, and specifically how the software sales comply with SOP 97-2.  If the Company, in conjunction with the auditors, determine that the filing is in error and a correction must be filed, an amended Form KSB/A#2 will be filed by March 13, 2007.

Item 8A. Controls and Procedures

11.

We note that your assessment of disclosure controls and procedures under Item 8A as of June 30, 2006 is merely repeating your disclosures under Item 8A in your Form l0SB/A#l for the year ended June 30, 2005. We further note that your Item 8A disclosure in your Form 10-KSB/A for June 30, 2006 includes contradictory conclusions with regards to your assessment of your disclosure controls and procedures. In this regard, you state that your disclosure controls and procedures are ineffective as a result of your restatement yet then conclude that your disclosure controls and procedures are effective as a result of improvements made to your disclosure controls and procedures. Please revise to conclude on your assessment of disclosure controls and procedures so that any contradictory disclosure is eliminated.

Response:  The CEO and the CFO of the Company have a scheduled meeting with representatives of Turner Stone on March 9, 2007, to review Form 10KSB/A#1 for years ended June 30, 2006 to determine whether an error was made in reference to the assessment of internal controls.  If the Company, in conjunction with the auditors, determine that the filing is in error and a correction must be filed, an amended Form KSB/A#2 will be filed by March 13, 2007.

302 Certifications (Exhibit 31.1)

12.

We note you have only included a 302 Certification from your Chief Financial Officer (Exhibit 31.2). Please amend your filing to include a 302 Certification from your Chief Executive Officer.

Response: Certification from our chief executive officer was not included in the June 2006 K.  The refilled 10KSB/A#2 will include a Certification from our CEO and not our CFO.

Restatement of Financial Statements for the Fiscal Year Ended June 30, 2006

13

As a reminder, if you determine that your financial statements for the fiscal year ended June 30, 2006 should be restated, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. We remind you that if you file a restated Form 10-KS13 for June 30, 2006 that you appropriately address the following:

•

an explanatory paragraph in the audit opinion,

•

full compliance with SFAS 154, paragraphs 25 and 26,

•

Item 8A. disclosures that include the following:

o

a discussion of the restatement and the facts and circumstances surrounding it,

o

how the restatement impacted the CEO and CFO's conclusions regarding the effectiveness of their disclosure controls and procedures,

o

changes to internal controls over financial reporting, and

o

anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

Response: Upon reaching a financial agreement and settlement with Turner, Stone, the CEO and CFO scheduled a meeting with representatives of Turner Stone on March 9, 2007 to review your letter dated November 27, 2006 and the 10KSB for the year ended June 30, 2006 with Turner Stone, at which time the decision will be made to whether to make the changes to the 2005 and 2006 Forms 10KSB as detailed therein. If the Company, in conjunction with the auditors, determine that the filing is in error and a correction must be filed, an amended FormKSB/A#2 will be filed by March 13, 2007, which complies with paragraph 13 in said letter

The foregoing information is deemed to be Company’s complete response to your inquiries of March 8, 2007.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Zachary Hyden

________________

Zachary Hyden